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                       HSBC Investor Funds and Portfolios
                                3435 Stelzer Road
                              Columbus, Ohio 43219




September 15, 2001


                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940


We, as members of management of the HSBC Investor Funds and Portfolios (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 and for the period from March 31, 2001 (date of the last examination) through June 30, 2001, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,




Nadeem Yousaf
Treasurer
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To the Board of Trustees of
HSBC Investor Funds and Portfolios:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that HSBC Investor Funds and Portfolios (individually, the Money Market Fund, U.S. Government Money Market Fund, New York Tax-Free Money Market Fund, U.S Treasury Money Market Fund, New York Tax-Free Bond Fund, Equity Fund, Mid-Cap Fund, Balanced Fund, Growth and Income Fund, Fixed Income Portfolio, Small Cap Equity Portfolio, and Limited Maturity Portfolio, collectively, the "Funds") complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Act as of June 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and with respect to agreement of security purchases and sales, for the period from March 31, 2001 (the date of our last examination) through June 30, 2001:

1. Confirmation of all securities held as of June 30, 2001 by institutions in book entry form by the Federal Reserve Bank and Depository Trust Corporation, without prior notice to management;

2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of June 30, 2001 via examination of underlying trade ticket or broker confirmation;

3. Reconciliation of all such securities to the books and records of the Funds and HSBC Bank USA (HSBC);

4. Confirmation of all repurchase agreements as of June 30, 2001 with brokers/banks and agreement of underlying collateral with HSBC's records; and

5. Agreement of selected security purchases and sales since March 31, 2001, from the books and records of the Funds to trade tickets or broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
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                                       2

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 and for the period from March 31, 2001 through June 30, 2001, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP


Columbus, Ohio
September 15, 2001